Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

As of February 28, 2023, AZZ Inc. (the “Company” or “AZZ”) has the one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $1.00 par value per share (“Common Stock”).
The following summary of certain provisions of the Company securities does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Formation (the “Certificate of Formation”), as may be amended from time to time, the Company’s Amended and Restated Bylaws (the “Bylaws”), as may be amended from time to time, and the certificate of designations for the 6.0% Series A Convertible Preferred Stock (“Series A Preferred Stock”) of the Company, copies of which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K. The summary below is also qualified by reference to the provisions of the Texas Business Organizations Code (“TBOC”), as applicable.
Authorized Capitalization
The total amount of our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $1.00 per share and 240,000 shares of our Series A Preferred Stock, par value $1.00 per share.
Common Stock
Voting rights. Each holder of AZZ Common Stock will be entitled to one (1) vote for each share of AZZ Common Stock held of record by such holder, regardless of class. The holders of shares of AZZ Common Stock will not have cumulative voting rights. Except as otherwise required in the Certificate of Formation or by applicable law, the holders of Common Stock and Series A Preferred Stock will vote together as a single class on all matters on which stockholders are generally entitled to vote.
Dividend rights. Subject to any other provisions of the Certificate of Formation, as it may be amended from time to time, dividends may be declared by the Company’s Board of Directors (the “Board of Directors”) at any regular or special meeting and may be paid in cash, in property, or in shares of the Company. Any declaration of dividends shall be at the discretion of the Board of Directors.
Liquidation rights. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Common Stock will be entitled to receive our remaining assets available for distribution.
No Preemptive, Subscription, or Conversion Rights; No Redemption or Sinking Fund Provisions. Holders of shares of our Common Stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock.
Listing. Currently, our Common Stock is listed on the NYSE under the ticker symbol “AZZ”.

Series A Preferred Stock

Ranking and Liquidation Preference. The Series A Preferred Stock ranks senior to AZZ’s Common Stock, including with respect to both income and capital, but it will be considered junior to the Company’s indebtedness. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the Original Purchase Price (as defined below) plus accrued but unpaid dividends and (ii) the amount that would have been received had the shares of Series A Preferred Stock been converted immediately prior to liquidation (or other event giving rise to the payment).
Dividend rights. Holders of Series A Preferred Stock are entitled to receive dividends at a rate of 6.0% per annum of the then applicable Series A Base Amount (defined as the sum of (i) $1,000 per share of Series A Preferred Stock (the “Original Purchase Price”) plus (ii) all PIK Dividends (as defined below) that have been paid with respect to such share as of such date), payable in cash or, at the Company’s election, in kind by accreting and increasing the then-applicable Series A Base Amount (the “PIK Dividend”), accruing daily and paid quarterly in arrears; provided that, following the calendar quarter ending June 30, 2027, the Company may not elect PIK Dividends and dividends on the Series A Preferred Stock must be paid in cash. The dividend will increase annually beginning with the dividend payable for the calendar quarter ending September 30, 2028 by one percentage point.
Holders of Series A Preferred Stock may participate equally and ratably with the holders of the Company’s Common Stock in any dividends paid on the Company’s Common Stock when, as and if declared by the Board of Directors as if such shares of Series A Preferred Stock had been converted to shares of Common Stock immediately prior to the record date for the payment of such dividend.
Conversion rights. Subject to a minimum conversion threshold of 1,000 shares of Series A Preferred Stock per conversion and customary anti-dilution and dividend adjustments, the Series A Preferred Stock is convertible by the holder at any time into shares of the Company’s Common Stock based on the Series A Base Amount at a price per share of the Company’s Common Stock (the “Conversion Price”) equal to a 25% premium to the volume-weighted average price of the Company’s Common Stock over the trailing 30 trading days prior to the issuance date of the Series A Preferred Stock.
In addition, following the second anniversary of the issuance date of the Series A Preferred Stock, the Company is entitled to provide holders of Series A Preferred Stock with notice of a mandatory conversion of a portion of the Series A Preferred Stock (which may not exceed 25% of the amount of Series A Preferred Stock issued in any single quarter) at the Conversion Price if the closing price of the Company’s Common Stock exceeds 185% of the Conversion Price for 20 consecutive trading days prior to the date of such notice and if an effective shelf registration statement covering resales of the converted Common Stock is in place.
Fundamental Changes. If the Company undergoes a change of control, bankruptcy, insolvency, liquidation or de-listing of the Company’s Common Stock (each, a “Fundamental Change Event”), holders of Series A Preferred Stock may elect to (i) receive the as-converted value of the Company’s Common Stock at the then-current Conversion Price, (ii) require the Company to redeem the Series A Preferred Stock in cash for the Redemption Amount (as defined below) or (iii) if a non-cash change of control, retain their shares of Series A Preferred Stock.
Redemption rights. The Company has the right to redeem the Series A Preferred Stock at a price equal to the greater of (i) the Original Purchase Price per share plus accrued but unpaid dividends and (ii) the Original

Purchase Price per share multiplied by the Return Factor (such greater amount, the “Redemption Amount”). The “Return Factor” is equal to 1.4 during the first two years after the issuance date of the Series A Preferred Stock and, in each of the three years thereafter, will increase by 0.15 and, in each year after the first five years after the issuance date, such amount will increase by 0.20, and the “Return Factor” will also be subject to additional increases under certain circumstances. Notwithstanding the foregoing, in each case, holders of Series A Preferred Stock will have the right to convert the Series A Preferred Stock into Common Stock prior to any redemption.
Voting rights. Holders of Series A Preferred Stock will be entitled to a number of votes on all matters presented to holders of voting capital stock of the Company equal to the number of shares of the Company’s Common Stock then issuable upon conversion of such holders’ Series A Preferred Stock.
The vote or consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be required for certain actions, including:
•issuances by the Company of equity securities that are senior to, or equal in priority with, the Series A Preferred Stock, including any additional shares of Series A Preferred Stock;
•incurrence of any additional indebtedness (including refinancings of existing indebtedness) by the Company unless the Company’s ratio of net debt to EBITDA does not exceed 5.5x;
•refinancings of the Company’s credit agreement, subject to certain exceptions;
•dividends or distributions upon, or redemptions of, shares of the Company’s Common Stock unless the Company’s ratio of net debt to EBITDA does not exceed 5.5x;
•any acquisition, investment, sale, disposition or similar transaction (whether of an entity, business, equity interests or assets) that has total consideration (including assumption of liabilities) of at least $250 million (or, when the Company’s market capitalization is $2 billion or greater, has total consideration (including assumption of liabilities) of at least $500 million) (a “Material Transaction”);
•amendments to the Company’s organizational documents that would have an adverse effect on the holders of Series A Preferred Stock;
•any affiliate transaction except those on arms’-length terms; and
•any voluntary dissolution, liquidation, bankruptcy, winding up or deregistration or delisting of the Company’s Common Stock.
Miscellaneous. The holders of Series A Preferred Stock will also have customary information and preemptive rights, and the Series A Preferred Stock will be subject to customary anti-dilution provisions. The Series A Preferred Stock and all shares of Common Stock issuable upon conversion of the Series A Preferred Stock will have customary demand and piggyback registration rights pursuant to the Registration Rights Agreement.
Holders of Series A Preferred Stock will also be prohibited from transferring shares of Series A Preferred Stock to any competitor of the Company or activist investors, subject to certain exceptions.
Except as set forth under “Voting,” as noted above, there is no restriction on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Anti-Takeover Effects of Our Certificate of Formation and Our Bylaws and Certain Provisions of Texas Law
SEC rules require disclosure of the possible anti-takeover effects of provisions of the Company’s charter or bylaws that could have an anti-takeover effect. Our Certificate of Formation and Bylaws and certain provisions of the TBOC may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with the Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.
Series A Preferred Stock. In connection with certain fundamental changes with respect to the Company, including a change of control, holders of Series A Preferred Stock would have the right to (i) receive the as-converted value of the Company’s Common Stock at the then-current Conversion Price, (ii) require the Company to redeem the Series A Preferred Stock in cash for the Redemption Amount or (iii) if a non-cash change of control, retain their shares of Series A Preferred Stock. The potential need to redeem the Series A Preferred Stock at a significant premium could result in an anti-takeover effect. In addition, conversion of the Series A Preferred Stock could dilute the stock ownership or voting rights of persons seeking to obtain control of the Company and thereby have the effect of making it more difficult to remove directors or members of management by diluting the stock ownership or voting rights of persons seeking to effect such a removal.
Additionally, as described above in the above section titled “Voting”, any Material Transaction will require the vote or consent of at least a majority of the outstanding shares of Series A Preferred Stock. Accordingly, if the proposed Certificate of Formation and authorization of Series A Preferred Stock is approved, the Series A Preferred Stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Common Stock, or the replacement or removal of a member of the Board of Directors or management.
Election of Directors and Vacancies. Our Bylaws, as amended, provide that the Board of Directors will consist of up to 12 members, each serving a one-year term. The number of directors is currently fixed at ten. Pursuant to the Securities Purchase Agreement entered into with Blackstone in connection with the issuance of Convertible Notes to fund in part the Precoat Transaction, as more fully described in our quarterly and annual filings, Blackstone has the right to nominate one director to serve on our Board of Directors.
Our Bylaws require that, in an uncontested election, each director will be elected by a majority of the votes cast. If a nominee in an uncontested election does not receive a majority of the votes cast, he or she is required to promptly tender a resignation to the Board of Directors that is subject to acceptance or rejection by the Board of Directors within 90 days from the date of the certification of the election results. In the event an election of directors is contested, the voting standard will be a plurality of votes cast.
Each of the director nominees consent to serve if elected. If for any unforeseen reason a nominee is unable to serve if elected, the shareholders of AZZ as of the Record Date of the Annual Meeting may exercise their discretion to vote for a substitute nominee selected by the Board of Directors.

The Board of Directors is responsible for recommending director candidates for election by the Company’s shareholders and for electing directors to fill vacancies or newly created directorships. The Board of Directors delegates the screening and evaluation process for director candidates to the Company’s Nominating and Corporate Governance Committee who identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board of Directors.
Quorum. The holders of a majority of the shares issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at any meeting of shareholders except as otherwise provided by law, the Certificate of Formation or the Bylaws. Once a quorum is present, the shareholders may continue to transact business properly brought before the meeting until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum. If a quorum is not present at any meeting of shareholders, the shareholders entitled to vote at the meeting, present in person or represented by proxy may, by majority vote, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. At an adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting under the notice of the meeting as originally provided. For the purposes of determining the presence of a quorum, abstentions and broker non-votes, as defined in the Bylaws, shall be treated as shares present and entitled to vote.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals. Unless otherwise prescribed by law or by AZZ’s Certificate of Formation or the Bylaws, special meetings of the shareholders may be called for any purpose by (i) the Chairman of the Board of Directors (ii) the President, if no Chairman of the Board of Directors has been elected, (iii) the Board of Directors, or (iv) the holders of at least fifteen percent of all of the shares entitled to vote at the meetings. Business transacted at any special meetings shall be confined to the purpose or purposes stated in the notice of the meeting. Written or printed notice of all meetings of shareholders stating the place, day and hour thereof, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered by personal delivery by mail or other permissible electronic transmissions, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder entitled to vote at the meeting. If mailed, notice shall be deemed delivered when deposited in the United States mail addressed to the shareholder at their address as it appears on the share transfer records of the Company, with postage thereon prepaid. Delivery of any notice of a shareholder meeting to any officer or manager of a corporation, company or association, or to any member of a partnership or limited liability company, shall constitute delivery of the notice to the corporation, company, association or partnership.
AZZ’s Bylaws also provide that unless otherwise restricted by the Certificate of Formation or the Bylaws, any action required or permitted to be taken at any meeting of a committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the prospective committee of the Board of Directors. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent shall be placed in the minute book.
Amendment to Certificate of Formation and Bylaws. The TBOC provides generally that the affirmative vote of two-thirds of the outstanding stock entitled to vote on amendments to a corporation’s certificate of formation or bylaws is required to approve such amendment, unless a corporation’s certificate of formation or bylaws, as the case may be, requires a greater percentage.

Limitations on Liability and Indemnification of Officers and Directors. The Bylaws state that AZZ shall indemnify to the full extent permitted by law any person who is made or threatened to be made a defendant or respondent in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or in any appeal in such an action, suit or proceeding, by reason of the fact that he or she is or was a director, advisory director or officer of AZZ or of any other company at the request of AZZ or is or was serving at AZZ’s request as an officer, managing partner or in any other position of authority in the operation of a partnership, limited partnership or joint venture in which AZZ has or had a substantial direct or indirect interest (collectively referred to hereinafter as “Indemnified Persons”), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Persons in connection with any such action, suit or proceeding. AZZ shall advance, pay and reimburse (as applicable) expenses to Indemnified Persons to the full extent permitted by law. AZZ may, to the extent permitted by law, purchase and maintain insurance, create a trust fund, establish any form of self-insurance, secure its indemnity obligation by grant of a security interest or other lien on the assets of AZZ, establish a letter of credit, guaranty or surety arrangement, or other arrangement on behalf of Indemnified Persons against any liability asserted against such persons in their capacities as described above, whether or not AZZ would have the power to indemnify such Indemnified Persons against such liability. Furthermore, no amendment to or rescission of this section of the Bylaws shall affect the rights of any of the Indemnified Persons to indemnification or the advancement, payment or circumstance which occurred before such amendment or rescission.
Exclusive Jurisdiction of Certain Actions. Unless the Company consents in writing to the selection of an alternative forum, the district courts of the State of Texas in Tarrant County shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of AZZ, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of AZZ to AZZ’s shareholders, (c) any action asserting a claim arising pursuant to the TBOC or AZZ’s Certificate of Formation or Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine of the State of Texas; provided, however, that, in the event that the district courts of the State of Texas in Tarrant County lack jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Texas in Tarrant County.
Transfer Agent and Registrar. The transfer agent and registrar for the Company’s Common Stock is Computershare Trust Company, N.A.